UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2025

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

LFTD PARTNERS INC.

Former name if applicable:

Address of principal executive office (Street and number):

14155 Pine Island Drive

City, State and Zip Code:

Jacksonville, Florida 32224

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[x]The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable, without unreasonable effort and expense, to prepare its accounting records and schedules in sufficient time to EDGARize changes in connection with comments from its independent registered public accounting firm and/or their concurrent reviewer. It is anticipated that the Form 10-K, along with the reviewed financial statements, will be filed within the five (5) day extension period.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Gerard M. Jacobs, CEO	(847) 915-2446
(Name)	(Area Code) (Telephone number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LFTD PARTNERS INC.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Gerard M. Jacobs
Name:	Gerard M. Jacobs
Title:	CEO

Date: March 31, 2026

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT

PART IV(3)

On November 12, 2025, President Trump signed into law H.R. 5371, the “Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026” (the “Act”), which makes continuing appropriations and extensions for fiscal year 2026, and which also bans intoxicating hemp-derived consumable products nationally on November 12, 2026. It is unknown to the Company whether or not the sections of the Act that impact the hemp industry will ultimately go into effect on November 12, 2026, or if those sections will be replaced, impacted or amended by subsequent acts of Congress. However, the Act in all likelihood will have a devastating impact on the Company and the price of its common stock. The material adverse effects of the Act cannot be overstated; these material adverse effects include, but are not limited to, the following:

a)The elimination of half or more of Lifted’s sales. Sales of hemp-derived products made up approximately 52% of Lifted’s sales during the year ended December 31, 2025; thus, the Act could eliminate approximately half or more of the Company’s revenue;

b)Goodwill impairment charges. As a result of LFTD Partners’ acquisition of Lifted, LFTD Partners recognized goodwill of $22,292,767 (“Lifted Goodwill”). As a result of Lifted’s purchase of assets of hemp-derived products maker Oculus CRS, LLC, and merger with Oculus CHS Management Corp., LFTD Partners recognized goodwill of $800,027 (“Oculus Goodwill”). The Act necessitated the calculation and recording of an impairment charge on the Lifted Goodwill and Oculus Goodwill. As of December 31, 2025, LFTD Partners recorded a goodwill impairment charge on the Lifted Goodwill and Oculus Goodwill, reducing the carrying value of both to $0.

c)An investment impairment charge. The Act necessitated the calculation and recording of an impairment of LFTD Partners’ investment in hemp-derived beverage and products maker Ablis. On April 30, 2019, LFTD Partners purchased 4.99% of the common stock of Ablis for $399,200. As of December 31, 2025, LFTD Partners recorded an impairment charge on its investment in Ablis, reducing the carrying value of the investment to $0.